Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Common Stock of The Female Health Company has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

Dated as of November 4, 2016	/s/ Harry Fisch, M.D.
Harry Fisch, M.D.

K&H FISCH FAMILY PARTNERS, LLC

Dated as of November 4, 2016	By:	/s/ Harry Fisch, M.D.
	Name:	Harry Fisch, M.D.
	Title:	Manager